BYGMusic, LLC (the "Company") a California Corporation

Financial Statements (unaudited)

Years ended December 31, 2020 & 2021

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Statement of Financial Position				
	Year Ended December 31,			
	2021		2020	
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	50	$	303,812
Total Current Assets	$	50	$	303,812
TOTAL ASSETS	$	50	$	303,812
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accrued Expenses	$	16,000	$	39,000
Total Current Liabilities	$	16,000	$	39,000
Long-term Liabilities				
Loans Payable	$	131,538	$	216,450
KISS Agreements	$	706,000	$	570,000
Total Long-Term Liabilities	$	837,538	$	786,450
TOTAL LIABILITIES	$	853,538	$	825,450
EQUITY				
Member Equity	$	260,174	$	321,174
Accumulated Deficit	$	(1,113,661)	$	(842,812)
Total Equity	$	(853,488)	$	(521,638)
TOTAL LIABILITIES AND EQUITY	$	50	$	303,812

Statement of Operations				
	Year Ended December 31,			
	2021		2020	
Revenue	$	636,749	$	725,513
Cost of Revenue	$	406,180	$	438,087
Gross Profit	$	230,569	$	287,426
Operating Expenses				
Professional Fees and Services	$	470,916	$	363,934
Other Operating Expenses	$	106,650	$	55,338
Total Operating Expenses	$	577,566	$	419,273
Operating Income (loss)	$	(346,997)	$	(131,846)
Other Income	$	76,147	$	4,000
Net Income (loss)	$	(270,850)	$	(127,846)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	$ (270,850)	$ (127,846)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses	$ (23,000)	$ 36,925
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ (23,000)	$ 36,925
Net Cash provided by (used in) Operating Activities	$ (293,850)	$ (90,921)
FINANCING ACTIVITIES		
Loans Payable	$ (84,912)	$ 216,450
KISS Agreements	$ 136,000	$ 155,000
Member Contributions	$ (61,000)	$ (17,050)
Net Cash provided by (used in) Financing Activities	$ (9,912)	$ 354,400
Cash at the beginning of period	$ 303,812	$ 40,334
Net Cash increase (decrease) for period	$ (303,762)	$ 263,478
Cash at end of period	$ 50	$ 303,812

Statement of Changes in Member Equity

	Founders Units		Common Units		Profit Participation Units		Contributions	Acumulated Deficit	Total Member Equity
	# of Units	$ Amount	# of Units	$ Amount	# of Units	$ Amount			
Beginning Balance at 1/1/20	31,766	$ 380,000	1,317,663		238,882	$ -	$ (41,776)	$ (714,965)	$ (376,742)
Capital Contributions							$ (17,050)		$ (17,050)
Net Income (loss)								$ (127,846)	$ (127,846)
Ending Balance 12/31/20		$ 380,000	1,317,663		238,882		$ (58,826)	$ (842,812)	$ (521,638)
Capital Contriburions							$ (61,000)		$ (61,000)
Net Income (loss)								$ (270,850)	$ (270,850)
Ending Balance 12/31/21	31,766	$ 380,000	1,317,662		238,882		$ (119,826)	$ (1,113,661)	$ (853,488)

BYGMusic, LLC

Notes to the Unaudited Financial Statements
December 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF ACTIVITIES

BYGMusic, LLC ("the Company") was incorporated in California on April 23, 2015. The Company operates as a media and entertainment influencer marketing platform. The Company primarily earns revenue from consumer brands that seek to partner with music artists to extend their outreach into high-value consumer demographics. The Company's revenues are primarily generated from contracts that cover specific engagements, such as support for an artist during a tour. The Company is headquartered in Los Angeles, California. The Company's customers will primarily be located in the United States.

The Company intends to conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our unaudited financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets; and
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to

develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the creation and delivery of marketing campaigns. The Company recognizes revenue from each campaign once the performance obligations related to that campaign have been fulfilled.

Property and Equipment

As of December 31, 2021 the Company had no material property or equipment.

Other Income

In 2020, the Company received an EIDL grant in the amount of $4,000. In 2021, the Company's PPP loan of $76,147 was forgiven in full.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that

amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has received loans from the Managing Member of $63,421 as of December 31,2020 and 2021, respectively. These loans are recorded as Member Equity.

NOTE 4 – DEBT

In 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $76,147 with an interest rate of 1% and maturity date in 2022. The ending balance of this loan was $76,147 and $0 as of December 31, 2020 and 2021, respectively.

In 2020, the Company entered into a PayPal Business Loan for $85,000 with an interest rate of 17% and maturity date in 2021. The ending balance of this loan was $37,467 and $22,587 as of December 31, 2020 and 2021, respectively. The loan was restructured March2, 2021 to the following terms: Balance $26,472.09, monthly payment $854.06, term 31 Months.

Future Equity Obligations - Keep It Simple Security (KISS) Agreements. During the periods ending December 31, 2018 through 2021, the Company entered into KISS Agreements with five third parties. The aggregate amount of KISS investments as of December 31, 2021 was $706,000. The KISS agreements have no maturity date, bear no interest, and have Valuation Caps ranging from $6,000,000 to $10,000,000. The agreements provide the right of the investor to (i) future equity in the form of Membership Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $2,000,000 (excluding the aggregate amount of securities converted into Membership Interests in connection with such sale), or (ii) a cash payment equal to two times the purchase amount in the event of a change of control transaction.

NOTE 5 – EQUITY

The Company is a member-managed California limited liability company under the laws of the State of California. The rights and liabilities of the Members are determined pursuant to the California Revised Uniform Limited Liability Act as codified in California Corporations Code Section 17701.01 *et seq.* (the "Act") and pursuant to the terms of the Company's Operating Agreement. The property and affairs of the Company are managed by Krishan Sharma. The membership interests of the Company are represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. The Manager is authorized to issue or sell additional Units. As of December 31, 2020 and 2021, the Company has issued a total of 1,317,662 Common Units, 31,766 Founders Units and 238,882 Profit Participation Units.

Distributions are subject to limitations of the Act and the Company's Operating Agreement. Authorized distributions shall be made in the following manner: first, the Founder Units shall be allocated twenty-five percent (25%) of all distributions of the Company until the Company has returned four hundred thousand dollars and zero cents ($400,000.00); second, to satisfy preferred rights, if any, of Members holding Preferred Units; and third, to the Members holding Common Units, Founder Units and vested Profit Participation Units, and to any Members holding Preferred having a right to distributions in addition to preferred rights, pro rata in proportion to their aggregate holding, treated as one class of Units.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 25, 2022, the date these financial statements were available to be issued.

During calendar year 2022 the Company entered into three debt financing agreements, as follows:

1. An EIDL loan of $117,000 with an interest rate of 3.75% and a 30 year maturity from the date of January 5, 2022.

2. A promissory note of $50,000 with an interest rate of 0%, a maturity date of June 30, 2022 and a priority claim against any net proceeds from a Regulation CF offering.

3. A promissory note of $46,200 with an interest rate of 0% and a maturity date of August 31, 2022. In the event that the note is not repaid by the maturity date, interest begins to accrue at a rate of 1%.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, negative cashflows from operations, and has negative working capital for the years presented.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 8 – RISKS AND UNCERTAINTIES - COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.